Exhibit 99.1

Orrick, Herrington & Sutcliffe LLP

51 WEST 52ND STREET

NEW YORK, NEW YORK 10019-6142

October 5, 2016

Credit Suisse AG
Paradeplatz 8
CH 8001 Zurich, Switzerland

Ladies and Gentlemen:

We have acted as special tax counsel to Credit Suisse AG, a corporation incorporated under the laws of Switzerland (the “Company”), in connection with the preparation and filing of each pricing supplement or term sheet, as applicable, identified in Exhibit A attached hereto (each, a “Pricing Supplement”), to the underlying supplement and product supplement referenced therein, if applicable, to the prospectus supplement dated May 4, 2015 for the Company’s Senior Medium-Term Notes and Subordinated Medium-Term Notes relating to the prospectus dated May 4, 2015 contained in the Company’s Registration Statement (No. 333-202913) (the “Registration Statement”). This opinion is being furnished in accordance with the requirements of Section 601(b)(8) of Regulation S-K of the Securities Act of 1933, as amended (the “Act”).

In our opinion, the discussions under the headings “Material U.S. Federal Income Tax Considerations” in each Pricing Supplement and “Material United States Federal Income Tax Considerations” or “Material U.S. Federal Income Tax Considerations”, as applicable, in each related product supplement, subject to the conditions and limitations described therein, set forth the material U.S. federal income tax considerations applicable generally to holders of the securities offered pursuant to each Pricing Supplement as a result of the ownership and disposition of such securities.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the references to us in each Pricing Supplement and related product supplement. By such consent we do not concede that we are an “expert” for the purposes of the Act.

Very truly yours,

/s/ Orrick, Herrington & Sutcliffe LLP

Exhibit A

Title of Securities	Date of Pricing Supplement	Pricing Supplement No.
1 Year 8.40% per annum Reverse Convertible Securities due October 5, 2017	September 30, 2016	F274
1 Year 9.10% per annum Reverse Convertible Securities due October 5, 2017	September 30, 2016	F275
Dual Directional Capped Knock-Out Notes due April 3, 2018	September 30, 2016	J623
Knock-Out Notes due October 18, 2017	September 30, 2016	J624
Buffered Accelerated Return Equity Securities due April 3, 2018	September 30, 2016	K713
Buffered Accelerated Return Equity Securities due April 3, 2018	September 30, 2016	K717
Digital Barrier Notes due October 5, 2020	September 30, 2016	T831
Absolute Return Digital Barrier Securities due October 5, 2021	September 30, 2016	T832
Absolute Return Digital Barrier Securities due October 5, 2020	September 30, 2016	T834

Accelerated Barrier Notes due October 5, 2020	September 30, 2016	T838
Digital Plus Barrier Notes due October 5, 2021	September 30, 2016	T839
12.20% per annum Contingent Coupon Callable Yield Notes due October 7, 2019	September 30, 2016	U1701
9.10% per annum Contingent Coupon Callable Yield Notes due October 7, 2019	September 30, 2016	U1702
1 Year 8.00% per annum Contingent Coupon Autocallable Yield Notes due October 5, 2017	September 30, 2016	U1707
7.40% per annum Contingent Coupon Callable Yield Notes due October 7, 2019	September 30, 2016	U1724
Trigger Callable Contingent Yield Notes (daily coupon observation)	September 28, 2016	U1754